UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 1-32718
333-132660
333-159158
333-169315-01
333-190911-07

EL Investment Company, LLC (formerly known as Entergy Louisiana, LLC)[1] (Exact name of registrant as specified in its charter)
4809 Jefferson Highway Jefferson, Louisiana 70121 (504) 576-4000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
First Mortgage Bonds, 6.50% Series due September 2018
First Mortgage Bonds, 5.40% Series due November 2024
First Mortgage Bonds, 6.0% Series due March 2040
First Mortgage Bonds, 4.44% Series due January 2026
First Mortgage Bonds, 5.875% Series due June 2041
First Mortgage Bonds, 4.8% Series due May 2021
First Mortgage Bonds, 5.25% Series due July 2052
First Mortgage Bonds, 3.3% Series due December 2022
First Mortgage Bonds, 4.7% Series due June 2063
First Mortgage Bonds, 4.05% Series due September 2023
First Mortgage Bonds, 5% Series due July 2044
First Mortgage Bonds, 3.78% Series due April 2025
First Mortgage Bonds, 4.95% Series due January 2045
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6.50% Series due September 2018: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.40% Series due November 2024: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6.0% Series due March 2040: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.44% Series due January 2026: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.875% Series due June 2041: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.8% Series due May 2021: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.25% Series due July 2052: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.3% Series due December 2022: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.7% Series due June 2063: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.05% Series due September 2023: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5% Series due July 2044: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.78% Series due April 2025: 0
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.95% Series due January 2045: 0

(1) On October 1, 2015, the businesses formerly conducted by Entergy Louisiana, LLC (Old Entergy Louisiana) and Entergy Gulf States Louisiana, LLC (Old Entergy Gulf States Louisiana) were combined into a single public utility (Business Combination).
In order to effect the Business Combination, under the Texas Business Organizations Code (TXBOC), Old Entergy Louisiana allocated substantially all of its assets to a new subsidiary, Entergy Louisiana Power, LLC, a Texas limited liability company (New Entergy Louisiana), and New Entergy Louisiana assumed the liabilities of Old Entergy Louisiana, in a transaction regarded as a merger under the TXBOC. In accordance with the terms of the securities covered by this Form, the obligations of Old Entergy Louisiana on the securities covered by this Form were released and discharged. Under the TXBOC, Old Entergy Gulf States Louisiana allocated substantially all of its assets to a new subsidiary (New Entergy Gulf States Louisiana) and New Entergy Gulf States Louisiana assumed the liabilities of Old Entergy Gulf States Louisiana, in a transaction regarded as a merger under the TXBOC. New Entergy Gulf States Louisiana then merged into New Entergy Louisiana with New Entergy Louisiana surviving the merger. Thereupon, Old Entergy Louisiana changed its name from “Entergy Louisiana, LLC” to “EL Investment Company, LLC” and New Entergy Louisiana changed its name from “Entergy Louisiana Power, LLC” to “Entergy Louisiana, LLC”.
With the completion of the Business Combination, New Entergy Louisiana holds substantially all of the assets, and has assumed the liabilities, of Old Entergy Louisiana and Old Entergy Gulf States Louisiana.
The Business Combination constituted a “succession” pursuant to Rule 12g-3(a) and 15d-5(a) under the Securities Exchange Act of 1934, as amended (Exchange Act) in which New Entergy Louisiana became the successor of Old Entergy Louisiana. This Form 15 relates solely to the reporting obligations of Old Entergy Louisiana and does not affect New Entergy Louisiana, which is subject to reporting and other applicable requirements of the Exchange Act as successor issuer to Old Entergy Louisiana.

Pursuant to the requirements of the Securities Exchange Act of 1934, EL Investment Company, LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EL Investment Company, LLC By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer

Date: October 12, 2015